# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WALGREENS BOOTS ALLIANCE, INC., CIK 0001618921
CUSIP: 931427108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Date of event which requires filing of this statement: 08/28/2025
Filed by CIK 0002029286
Persons authorized to receive notices and communications: Ben Burman, Ben Burman Avocat EURL, 69, avenue Victor Hugo, Paris, France (I0), 75116, 011 33 1 45 02 19 19

## Reporting persons
- Alliance Sante Participations Ltd. (CIK 0002029286): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stefano Pessina (CIK 0001554687): type of reporting person: individual (IN); citizenship or place of organization: Monaco (O9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: WALGREENS BOOTS ALLIANCE, INC.
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Comment:
This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") is being filed by Alliance Sante Participations Ltd. ("ASP Cayman") and Stefano Pessina (together with ASP Cayman, the "Reporting Persons") and relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Walgreens Boots Alliance, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 11 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016, by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018, byAmendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on July 17, 2018, by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on November 5, 2019, by Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on December 17, 2019, by Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on July 27, 2020, by Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the SEC on March 7, 2025 and by Amendment No. 10 filed by the Reporting Persons with the SEC on March 29, 2025 (as so amended, the "Existing Schedule 13D").

As previously reported in the Existing Schedule 13D, the original Schedule 13D, as well as Amendments 1 through 10, were filed by Alliance Sante Participations S.A., and such filings can be found under its file number (CIK 0001554671).

Capitalized terms used in this Amendment No. 11 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

This Amendment No. 11 constitutes an exit filing for ASP Cayman and Mr. Pessina. As further described in this Amendment No. 11, the previously announced Transaction was completed pursuant to the Merger Agreement. As a result, effective August 28, 2025, ASP Cayman and Mr. Pessina have ceased to have beneficial ownership of any shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Agreement and Plan of Merger

On August 28, 2025 (the "Closing Date"), the previously announced Transaction was completed pursuant to the Merger Agreement.

Voting Agreement and Interim Investors Agreement

In connection with the consummation of the Transaction, each of the Voting Agreement and the Interim Investors Agreement was terminated in accordance with its terms.

Reinvestment Agreement

In connection with the consummation of the Transaction, the transactions contemplated by the Reinvestment Agreement were completed in accordance with the terms of the Reinvestment Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock beneficially owned by such Reporting Persons are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

Other than as described elsewhere in this Amendment No. 11 (including the information in Item 4, which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto, have effected no transactions in the Issuer's securities in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

On August 28, 2025, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit AC: Joint Filing Agreement, dated August 28, 2025, by and between Alliance Sante Participations Ltd. and Stefano Pessina.

## Signatures
- Alliance Sante Participations Ltd.: /s/ Stefano Pessina, Director (08/28/2025)
- Alliance Sante Participations Ltd.: /s/ Ben Burman, Director (08/28/2025)
- Stefano Pessina: /s/ Stefano Pessina, Stefano Pessina (08/28/2025)